Exhibit 2

Rio de Janeiro, July 18, 2016.

BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros)

At:	Nelson Barroso Ortega
Superintendence of Corporate Monitoring

c.c.:

Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários)

At.:	Fernando Soares Vieira – Superintendence of Corporate Relations
Francisco José Bastos Santos – Superintendence of Market and Intermediary Relations

Re: Official Letter 2750/2016-SAE/GAE 2

Request for clarifications concerning news article published in the press

Dear Sirs,

In reference to Official Letter No. 2750/2016-SAE/GAE 2 from the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“Official Letter”), whereby the BM&FBOVESPA requested that Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) provide clarifications concerning the news article published by the newspaper O Estado de São Paulo on July 15, 2016, transcribed below, offers the following requested clarifications:

“July 15, 2016

2750/2016-SAE/GAE 2

Flavio Nicolay Guimarães

Investor Relations Officer

OI S.A.

Re.: Request for clarifications concerning news article

Dear Sirs,

The news article published in the newspaper O Estado de São Paulo on July 15, 2016 states, among other information, that:

•	Oi resorted to the Court to avoid a payment of R$104.3 million in cash to the National Telecommunications Agency (ANATEL);

•	The recent request to the Court is to not have to provide a guarantee until ANATEL sets the new value, which would be used to ensure the use of mobile radiofrequencies;

•	All in all, the company may have to pay almost R$680 million by the end of the year due to the guarantees;

•	Without them, ANATEL may suspend the use of the band, which would make the company stop operating in some cities.

We did not identify this information in the documents sent by the company through SistemaEmpresas.NET. If this is not the case, please provide the document and the pages containing the information and the date and time in which they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through SistemaEmpresas.NET, ensuring full and immediate disclosure and fair treatment to investors and other market participants.

That said, we request clarification on the items discussed above by July 18, 2016, without prejudice to the provisions of the sole paragraph of Art. 6 of CVM Instruction No. 358/02, with or without confirmation, as well as other information deemed important.

We emphasize the obligation under the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company to determine whether they have knowledge of information that should be disclosed to the market.

The content of the above inquiry must be transcribed in the file to be sent before the company’s response.

This request falls within the scope of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011, and non-compliance therewith may subject the company to the possible application of a punitive fine by the Superintendence of Corporate Relations – SEP of the CVM, subject to the provisions of CVM Instruction No. 452/07.

Regards,

With respect to the above, the Company clarifies that, in order to provide its services, the Company acquires the rights to use radiofrequencies through public auctions held by ANATEL. Such authorizations are associated with several commitments, and compliance therewith is guaranteed by performance bonds and/or letters of guarantee.

In order to comply with such commitments – within the timeframe previously established by ANATEL – the above mentioned guarantees are presented by Oi each year and the amounts of commitments already fulfilled are deducted from them. This deduction on action by ANATEL, which formalizes the compliance with the previous year’s obligations.

However, as stated by Oi and recognized by the Public Ministry in the State of Rio de Janeiro in an opinion favorable to the Company’s request, the delay in ANATEL’s action to formalize the deduction prevents the quantification of the amount of the new guarantee to be provided.

For this reason, Oi’s request was accepted in a decision dated July 14, 2016 by the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro, responsible for the judicial reorganization proceeding, which proceeding prevents any harm to the services provided by the operator.

These being the considerations we had for the moment, we make ourselves available for any additional clarifications that may become necessary in the future.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer